

July 5, 2023

Michael Nieri
Chief Executive Officer
United Homes Group, Inc.
90 N Royal Tower Drive
Irmo, SC 29063

> **Re: United Homes Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 28, 2023**
> **File No. 333-271527**

Dear Michael Nieri:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 28, 2023

Prospectus Cover Page, page i

1. We note your response to comments 1 and 2 and reissue the comments in part. Please revise your disclosure to clarify the price per share each selling stockholder paid for the securities, whether originally purchased through the PIPE Investment or Convertible Notes. We note, for example, that your financial statements disclose that certain PIPE Investors purchased their shares at $10.00 per share and/or $0.01 per share. In addition, please clearly state the price paid for by public stockholders acquiring their shares.

2. Please revise when discussing the percentage of common stock outstanding relating to the notes to exclude the exercise of the warrants. Please also revise when discussing the resale registration to exclude the notes and the warrants. In addition, please separately

calculate the total percentages being registered on this and the concurrent registration statement. Please clearly reflect that the common stock being registered includes the common stock upon exercise of the warrants.

 You may contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew M. Tucker